October 19, 2018

Eric D. Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

       Re: Service Corporation International
           Form 10-K for the Year ended December 31, 2017
           Filed February 14, 2018
           Form 10-Q for the Quarter ended June 30, 2018
           Filed July 31, 2018
           File No. 001-06402

Dear Mr. Tanzberger:

       We have reviewed your September 28, 2018 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 4, 2018 letter.

Form 10-Q For the quarterly period ended June 30, 2018

2. Summary of Significant Accounting Policies
Funeral and Cemetery Operations, page 10

1. Regarding your response to comment four, we note with respect to personalized marker merchandise sold on a preneed contract, you recognize revenue upon delivery to the third party storage facility or installation of the merchandise at the cemetery. Please clarify for us, for revenue recognition purposes, if you consider control of the merchandise to have been transferred prior to completion of marker engraving and/or final delivery and
 Eric D. Tanzberger
Service Corporation International
October 19, 2018
Page 2
         installation of a fully engraved product at the cemetery. If so, please explain to us your basis for this policy under ASC 606, including how you considered any remaining performance obligations with respect to the personalized marker merchandise such as custodial or storage services, final engraving and installation at the time of need.
        You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352, or Robert
S. Littlepage, Accountant Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney
Advisor, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



FirstName LastNameEric D. Tanzberger                           Sincerely,
Comapany NameService Corporation International
                                                               Division of
Corporation Finance
October 19, 2018 Page 2                                        Office of
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